Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 001-14950

MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company
CNPJ/MF 33.256.439/0001-39
NIRE 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA Publicly-Traded Company CNPJ/MF 33.069.766/0001-81 NIRE 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. Publicly-Traded Company CNPJ/MF 92.689.256/0001-76 NIRE 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. Publicly-Traded Company CNPJ/MF 94.845.674/0001-30 NIRE 43300002837

Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI) hereby inform that, on this date, a decision was rendered on interlocutory appeal No. 546.024-4/6-00 currently before the 10th Private Law Section of the Court of Appeals of São Paulo, disabling the restraining order granted on November 28, 2007 by the Judge of the 2nd civil court of the judiciary district of São Paulo, for the plea process number 07/253416-4(2385/07), that suspended the holding of Special Shareholders Meetings of RPI, DPPI and CBPI convened for December 18, 2007, to deliberate on the exchange of such companies shares by Ultrapar.

December 12, 2007.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.
Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Companhia Brasileira de Petróleo Ipiranga	Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Refinaria de Petróleo Ipiranga S.A.

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.